SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25


                                                   Commission File Number 1-9158
                                                                          ------

                           NOTIFICATION OF LATE FILING


(Check One):  |X| Form 10-K    |_| Form 11-K    |_| Form 20-F    |_| Form 10-Q
              |_| Form N-SAR

For Period Ended:   December 31, 1997
                 ---------------------------------------------------------------

|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

  Read attached instruction sheet before preparing form. Please print or type.


    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    MAI Systems Corporation
                       ---------------------------------------------------------
Former name if applicable

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Address of principal executive office (Street and number)

  9601 Jeronimo Road
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City, state and zip code   Irvine, California 92618
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                                     PART II
                             RULE 12B-25 (B) AND (C)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


      :   (a)   The reasons described in reasonable detail in Part III of this
      :         form could not be eliminated without unreasonable effort or
      :         expense;
      :   (b)   The subject annual report, semi-annual report, transition report
      :         on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
 [X]  :         be filed on or before the 15th calendar day following the
      :         prescribed due date; or the subject quarterly report or
      :         transition report on Form 10-Q, or portion thereof will be filed
      :         on or before the fifth calendar day following the prescribed due
      :         date; and
      :   (c)   The accountant's statement or other exhibit required by Rule
      :         12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE


    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

(See Attached Summary)


                                     PART IV
                                OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification
          Lewis H. Stanton                      (714)          598-6122
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               (Name)                        (Area Code)  (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(See Attached Summary)

                             MAI Systems Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  March 31, 1998                    By  /s/ Lewis H. Stanton
     ------------------------------       --------------------------------------
                                                Lewis H. Stanton,
                                                  Chief Financial Officer

         Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION


     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).








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



FORM 12B-25 ATTACHMENT

MAI SYSTEMS CORPORATION

PART III--NARRATIVE SUMMARY

     The Annual Report on Form 10-K for the year ended December 31, 1997 (the "Annual Report") could not be filed within the prescribed time period because MAI Systems Corporation (the "Company") was unable, without unreasonable effort or expense, due to personnel constraints in relation to a recent heavy workload, to finalize its audit and the Annual Report, and thereby ensure that it presented accurately and completely the information required by the rules and regulations of the Securities and Exchange Commission as they apply to Form 10-K. The Company was unable to finalize the Annual Report because the Company, including its internal finance and other relevant departments, is in the process of separating its various businesses, both operationally and financially, for the principal purpose of establishing its hospitality division as a separate corporation.
























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



FORM 12B-25 ATTACHMENT

MAI SYSTEMS CORPORATION

PART IV--OTHER INFORMATION--SIGNIFICANT CHANGE IN OPERATING RESULTS

     The Company's financial statements for the quarter and year ended December 31, 1997 have not been finalized. The Company anticipates that it will report a net loss for the fourth quarter ended December 31, 1997, but that the reported net loss will be significantly less than the $25.2 million reported loss for the quarter ended December 31, 1996. Furthermore, the Company anticipates that the reported net loss for the year ended December 31, 1997 will be less than the net loss for the year ended December 31, 1996 of $13.5 million. For the nine months ended September 30, 1997, the Company reported a net loss of $5.6 million.






























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


FORM 12B-25 ATTACHMENT

MAI SYSTEMS CORPORATION

STATEMENT OF INDEPENDENT ACCOUNTANTS


MAI Systems Corporation                               March 31, 1998
Irvine, CA 92718

     Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of the Form 12b-25 to be filed by MAI Systems Corporation on or about March 31, 1998, which contains notification of the registrant's inability to file its Form 10-K by March 31, 1998. We have read the Company's statements contained in
Part III therein and we agree with the said reason as to why we have been unable to complete our audit and report on the financial statements for the year ended December 31, 1997, to be included in Form 10-K.

                                                      Very truly yours,


                                                      KPMG Peat Marwick LLP

                                                      /s/ KMPG Peat Marwick LLP























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